Exhibit 99.1

Yingli Green Energy Comments on EU — China Price Undertakings

Baoding, China, December 17th, 2013 - Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), the largest vertically integrated photovoltaic (“PV”) module manufacturer in the world, known as “Yingli Solar”, today provided a statement with regards to the European Union’s recent announcements to impose definitive anti-dumping and anti-subsidy duties and to confirm the acceptance of the price undertakings effective from August 6th, 2013.

On December 5th, 2013, the EU published regulations imposing definitive anti-dumping and anti-subsidy duties. The EU Commission decision confirming the acceptance of the price undertakings entered into effect on Friday, December 6th for a period of two years, ending on December 6th, 2015. The duties are imposed without retroactive effect but the provisional anti-dumping duties of 11.8% (starting from June 6th, 2013 to August 5th, 2013) will be collected.

A copy of the regulations and the EU Commission decision is available here.

“As the Company has participated in the price undertakings and fully complies with its regulations, Yingli Solar modules will be exempt from duties. We are confident in Europe’s gradual transition to a sustainable market and expect solar PV to continue playing a material role in supporting the EU’s policy targets,” said Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is the world’s largest photovoltaic module manufacturer in terms of production capacity and shipments. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 7,000 MW PV modules to customers worldwide. For more information please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

In China

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yinglisolar.com

In the Americas:

Helena Kimball

Head of Marketing

Yingli Green Energy Americas Inc.

Tel: +1-603-5915812

Email: helena.kimball@yingliamericas.com

In Europe:

Rebecca Jarschel

Public Affairs & Public Relations Director

Yingli Green Energy International AG

Tel: +41 (0) 44 567 6143

Email: rebecca.jarschel@yinglisolar.ch